January 18, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (713) 296-6458

G. Steven Farris
President, Chief Executive Officer
and Chief Operating Officer
Apache Corporation
2000 Post Oak Blvd.
Suite 100
Houston, Texas 77056-4400

> **Re: Apache Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 30, 2007**
> **File No. 001-04300**

Dear Mr. Farris:

    We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by February 1, 2008 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1.   We note your responses to prior comments 1, 4, 5, and 6 and reissue these comments in their entirety.

2.   We note your response to prior comment 5 and reissue the comment in part. Please specify the achievements of the Chief Executive Officer and Chairman that were taken into account in determining their compensation for 2006.

3.   We note your response to prior comment 7. It does not appear that you have addressed the last sentence of the comment. We therefore reissue the comment

in part. Please supplement your disclosure to address the circumstances in which the committee may exercise its discretion and the reasons for the past year's exercise of discretion. See Item 402(b)(2)(vi) of Regulation S-K.

4.   We note your response to prior comment 8. Given the position expressed in the introductory paragraph of your response letter and the fact that your response to comment 8 only focuses on your CEO's compensation, it is not clear how you intend to address in future filings the comment with respect to the other named executive officers. We therefore reissue the comment. Please discuss the discrepancies in type and amount of compensation awarded to the named executive officers. See Release 33-8732A, Section II.B.1.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor